4/8/2002

02022843

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-52910

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GFP Broker-Dealer, Inc.

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING SECTION RECEIVED MAR 26 2002 366

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

3030 Bridgeway, Suite 107
(No. and Street)

Sausalito	CA	94965
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Luchetti — (415) 332-3895
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

333 Market Street	Sausalito	CA	94105
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Peter Luchetti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GFP Broker-Dealer, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

LAUREN HALEY BROCK
Comm. # 1304736
NOTARY PUBLIC - CALIFORNIA
City and County of San Francisco
My Comm. Expires May 17, 2005

CEO

Peter Luchetti
Chief Executive Officer

Lauren Haley Brock
Notary Public

Sworn to before me this 18th day of March, 2002, in San Francisco, CA.

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105-2119
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Board of Directors
and Stockholder of GFP Broker-Dealer, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of GFP Broker-Dealer, Inc. (the "Company") at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
March 7, 2002

GFP Broker-Dealer, Inc.
(A Development Stage Enterprise)
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 10,000
Total assets	$ 10,000
Liabilities and Stockholder's Equity	
Liabilities	$ -
Commitments (Note 4)	-
Stockholder's equity:	
Common stock, $0.01 par value, 100 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	9,999
Total stockholder's equity	10,000
Total liabilities and stockholder's equity	$ 10,000

The accompanying notes are an integral part of these financial statements.

GFP Broker-Dealer, Inc.
(A Development Stage Enterprise)
Statement of Operations
For the year ended December 31, 2001

Revenues	
Total revenues	$ -
Expenses	
Total expenses	$ -
Net income	$ -

The accompanying notes are an integral part of these financial statements.

GFP Broker-Dealer, Inc.
(A Development Stage Enterprise)
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2001

	Common Stock		Additional Paid-In Capital	Total Stockholder's Equity
	Shares	Amount		
Balance at January 1, 2001	-	$ -	$ -	$ -
Issuance of common stock	100	1	9,999	10,000
Net income	-	-	-	-
Balance at December 31, 2001	100	$ 1	$ 9,999	$ 10,000

The accompanying notes are an integral part of these financial statements.

GFP Broker-Dealer, Inc.
(A Development Stage Enterprise)
Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities	
Net income	$ -
Cash flows from financing activities	
Capital Contributions	10,000
Cash provided by financing activities	10,000
Net increase in cash and cash equivalents	10,000
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 10,000
Supplemental disclosures of cash flow information	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization

GFP Broker-Dealer, Inc. (the "Company"), a development stage enterprise incorporated in the state of Delaware, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed for the purpose of developing investment products and providing brokerage services to institutional investors. The Company is a wholly-owned subsidiary of Global Funding Partners.com, Inc. (the "Parent").

During fiscal 2001, the Company filed Form BD, the Uniform Application for Broker-dealer Registration, and related materials, in order to become registered as a securities broker-dealer with the SEC and obtain membership in the NASD. On May 17, 2001, the Company was granted NASD membership.

2. Basis of Presentation

The financial statements of the Company have been prepared in conformity with Statement of Financial Accounting Standards No. 7, *Accounting and Reporting by Development Stage Enterprises*. As a development stage company with no commercial operating history, the Company is subject to all of the risks and uncertainties inherent in the establishment of a new business enterprise.

3. Regulatory Requirement

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $10,000, which was $5,000 in excess of the required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

4. Commitments

At December 31, 2001 the Company had not entered into any commitments that will create future liabilities of the Company. As of December 31, 2001 the company was seeking office space in New York City.

5. Related Party Transactions

The Parent has agreed to assume and pay certain operational expenses of the Company until such time that the Company has achieved positive income from operations. Expenses paid on behalf of the Company are not charged to or reimbursed by the Company. Accordingly, the reported results of operations may be different if the Company were not a subsidiary of the Parent.

Supplemental Schedules

GFP Broker-Dealer, Inc.
(A Development Stage Enterprise)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001 — Schedule I

Net capital	
Total stockholder's equity from the statement of financial condition	$ 10,000
Less non-allowable assets	-
Net capital before haircuts on securities positions	10,000
Haircuts on securities positions	-
Net Capital	$ 10,000
Aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital requirement (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Excess net capital	$ 5,000
Ratio of aggregate indebtedness to net capital	0%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the computation included in the Company's unaudited Part II FOCUS filing as of the same date.

GFP Broker-Dealer, Inc.
(A Development Stage Enterprise)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001 **Schedule II**

The Company has complied with the exemptive provisions of SEC Rule 15c3-3 under subparagraph (k)(2)(i).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105-2119
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Boards of Directors and Stockholder
of GFP Broker-Dealer, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of GFP Broker-Dealer, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the Stockholders, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 7, 2002